ECI Telecom Ltd.

Consolidated Financial Statements as at September 30, 2001



Contents


                                                                        Page


Consolidated Balance Sheets                                                2


Consolidated Statements of Income                                          4


Consolidated Statements of Comprehensive Income                            6


Consolidated Statements of Changes in Shareholders' Equity                 7


Consolidated Statements of Cash Flows                                      9


Condensed Notes to the Interim Consolidated Financial Statements          12



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2001

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at September 30, 2001, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6.5% of the total consolidated assets as at September 30, 2001 and whose revenues constitute approximately 3.6% and 2.7% of the consolidated revenues for the nine and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles
(GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (Regulation S-X: Item 210.10 - 01). Note 11 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.

We call attention to Note 7A to the consolidated financial statements regarding legal procedures against the Company.


Somekh Chaikin
Certified Public Accountants (Isr.)


November 7, 2001



Consolidated Balance Sheets as at
                                                                     September 30        December 31
                                                                             2001               2000
                                                                      (Unaudited)          (Audited)
                                                                   $ in thousands     $ in thousands

Assets

Current assets
Cash and cash equivalents                                                198,184            286,443
Short-term investments                                                     3,909             26,090
Receivables:
 Trade                                                                   357,010            405,711
 Other                                                                    52,146             66,187
Prepaid expenses                                                           7,653              6,967
Recoverable costs and estimated
 earnings, not yet billed                                                 48,025             24,231
Inventories (Note 8)                                                     331,000            390,301
                                                                         -------            -------
Total current assets                                                     997,927          1,205,930
                                                                         -------          ---------

Long-term bank deposits and receivables, net                             185,749            155,760
                                                                         -------            -------

Investments                                                               37,372             49,212
                                                                          ------             ------

Property, plant and equipment
Cost                                                                     348,871            325,309
Less - Accumulated depreciation                                          155,342            125,170
                                                                         -------            -------
                                                                         193,529            200,139
                                                                         -------            -------

Software development costs, net                                           30,067             29,054
                                                                          ------             ------

Other assets                                                              70,339            208,065
                                                                          ------            -------



-------------------- President, Chief Executive Officer
Doron Inbar


-------------------- Senior Vice President and
Shmuel Gitlin        Chief Financial Officer




Petah Tikva, November 7, 2001

                                                                       ---------          ---------
Total assets                                                           1,514,983          1,848,160
                                                                       =========          =========




                                                               ECI Telecom Ltd.



                                                                    September 30       December 31
                                                                            2001              2000
                                                                     (Unaudited)         (Audited)
                                                                  $ in thousands    $ in thousands


Liabilities and shareholders' equity

Current liabilities
Short-term credits and current maturities
 of long-term debt                                                      104,101            231,801
Trade payables                                                          107,440            184,183
Other payables and accrued liabilities                                  219,254            212,190
                                                                        -------            -------

Total current liabilities                                               430,795            628,174
                                                                        -------            -------

Long-term liabilities

Loans from banks                                                        216,666                  -
Other liabilities                                                        13,750              6,302
Liability for employee severance benefits, net                           30,055             28,402
                                                                         ------             ------

Total long-term liabilities                                             260,471             34,704
                                                                        -------             ------

Total liabilities                                                       691,266            662,878
                                                                        -------            -------

Minority Interest                                                        31,915             27,852
                                                                        -------            -------

Shareholders' equity
Share capital                                                             5,873              5,873
Capital surplus                                                         662,563            681,806
Accumulated other comprehensive income (loss)                            (3,029)             1,298
Retained earnings                                                       216,714            585,943
                                                                        -------          ---------
                                                                        882,121          1,274,920

Treasury stock                                                          (90,319)          (117,490)
                                                                        -------          ----------
Total shareholders' equity                                              791,802          1,157,430
                                                                        -------          ----------


Total liabilities and shareholders' equity                            1,514,983          1,848,160
                                                                      =========          =========

The accompanying notes are an integral part of these interim financial statements.

                                                               ECI Telecom Ltd.

Consolidated Statements of Income




                                                               Nine months ended                   Three months ended
                                                       ---------------------------------     -------------------------------
                                                         September 30       September 30      September 30       September 30
                                                                 2001               2000              2001               2000
                                                          (Unaudited)     (Unaudited)(*)       (Unaudited)     (Unaudited)(*)
                                                       $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                                       --------------     --------------    --------------     --------------

Revenues                                                     781,873            864,079           262,926            310,302
Cost of revenues                                             545,655            478,611           179,837            174,623
Inventory write-off                                           95,020                  -                 -                  -
                                                              ------             ------            ------             ------

Gross profit                                                 141,198            385,468            83,089            135,679
 Research and development costs, net                         112,689            108,358            32,328             40,664
Selling and marketing expenses (1)                           139,403            163,626            40,760             60,586
General and administrative expenses                           67,307             55,917            22,069             20,590
Amortization of acquisition - related
 intangible assets                                            15,295             15,337             4,758              6,434
Impairment of assets                                         132,610                  -            46,813                  -
Restructuring and spin-off expenses                           16,249              1,979             1,499              1,979
Purchase of in-process research
 and development                                                   -             28,770                 -                  -
                                                              ------             ------            ------             -------

Operating income (loss)                                     (342,355)            11,481           (65,138)             5,426
Financial expenses                                           (22,414)            (7,684)           (5,646)            (3,164)
Financial income                                              27,519             20,076             6,095              6,797
Other income (expenses), net                                 (32,689)            30,858           (12,121)              (746)
                                                             -------             ------           -------               ----

Income (loss) from continuing operations
 before taxes on income                                     (369,939)            54,731           (76,810)             8,313
Taxes on income                                                  527             (5,383)           (1,340)            (1,646)
                                                            --------             ------            ------             -------

Income (loss) from continuing operations
 after taxes on income                                      (369,412)            49,348           (78,150)             6,667
Company's equity in results of
 investee companies - net                                       (604)               662              (850)               648
Minority interest in results of subsidiaries - net            (1,728)              (773)             (707)              (849)
                                                            ---------            -------          --------            -------

Income (loss) from continuing operations                    (371,744)            49,237           (79,707)             6,466
 Gain on discontinuing operations, net                           812                  -             2,920                  -
Cumulative effect of an accounting
 change, net (see note 4)                                      1,703            (27,923)                -                  -
                                                            --------            --------          --------            -------
Net income (loss)                                           (369,229)            21,314           (76,787)             6,466
                                                            =========           ========          ========            =======

(1) Including royalties to the Chief Scientist                16,328             15,685             5,127              4,022
                                                            =========           =======           =======             =======

(*) Restated - see Note 4(2).





The accompanying notes are an integral part of these interim financial statements.



                                                               Nine months ended                   Three months ended
                                                       ---------------------------------      ------------------------------
                                                         September 30       September 30      September 30       September 30
                                                                 2001               2000              2001               2000
                                                          (Unaudited)     (Unaudited)(*)       (Unaudited)     (Unaudited)(*)
                                                       $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                                       --------------     --------------    --------------     --------------

Earnings (loss) per share

 Basic and diluted earnings (loss) per share:

Continuing operations                                          (4.01)              0.54             (0.86)               0.07
Discontinuing operations                                        0.01                  -              0.03                  -
Cumulative effect of an
 accounting change, net                                         0.02              (0.30)                -                  -
                                                                ----              -----

                                                               (3.98)              0.24             (0.83)              0.07
                                                               =====               ====             =====               ====

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                            92,722             91,690            93,056             92,129
                                                              ======             ======            ======             ======

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands                            92,722             94,088            93,056             94,188
                                                              ======             ======            ======             ======




(*) Restated - see Note 4(2).




The accompanying notes are an integral part of these interim financial statements.



                                                            ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income


                                                              Nine months ended                    Three months ended
                                                       ----------------------------------    -------------------------------
                                                         September 30       September 30      September 30       September 30
                                                                 2001               2000              2001               2000
                                                          (Unaudited)     (Unaudited)(*)       (Unaudited)     (Unaudited)(*)
                                                       $ in thousands     $ in thousands    $ in thousands     $ in thousands

Net income (loss)                                           (369,229)            21,314           (76,787)             6,466

Other comprehensive income (loss):

Cumulative effect of an accounting change,
 net [see Note 4(1)]                                          (2,631)                 -                 -                  -

 Net unrealized gain on financial
 instruments, net [see Note 4(1)]                                424                  -            (5,547)                 -

Realization of loss (gain) on available for
 sale securities, net                                          1,013            (14,856)            4,779             (3,685)

Unrealized holding gain (loss) on available
 for sale securities arising during
 the period, net                                              (3,133)            10,145            (1,155)             1,508
                                                              ------             ------            ------              -----

Total other comprehensive loss                                (4,327)            (4,711)           (1,923)            (2,177)
                                                              ------             ------            ------             ------

Comprehensive income (loss)                                 (373,556)            16,603           (78,710)             4,289
                                                            ========             ======           =======              =====



(*)      Restated - see Note 4(2).


The accompanying notes are an integral part of these interim financial statements.


                                                            ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity




                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of          Share         Capital   comprehensive
                                                                         shares        capital         surplus   income (loss)
                                                                                             $ in thousands except share amounts


Balance at January 1, 2001 (audited)                                92,358,907           5,873        681,806           1,298

Unaudited

Net loss for the nine months ended September 30, 2001                        -               -              -               -
Realization of loss on available for sale securities, net                    -               -              -           1,013
Net unrealized loss on available for sale securities                         -               -              -          (3,133)
Amortization of deferred compensation expenses                               -               -          2,634               -
Cumulative effect of an accounting change, net
 [see Note 4(1)]                                                             -               -              -          (2,631)
Sale of Company's stock                                                976,007               -        (21,877)              -
Net unrealized gain on financial instruments                                 -               -              -             424
                                                                       -------              ---        -------            ---

Balance at September 30, 2001                                       93,334,914           5,873        662,563          (3,029)
                     === ====                                       ==========           =====        =======          ======

Balance at January 1, 2000 (audited)                                90,102,001           5,762        587,639          11,171

Unaudited

Net income for the nine months ended September 30, 2000                      -               -              -               -
Employee stock options exercised and paid, net                         316,056              10          6,279               -
Conversion of convertible note into share capital                    3,400,000             101         84,049               -
Amortization of deferred compensation expenses                               -               -          2,258               -
Realization of gain on available for sale securities, net                    -               -              -         (14,856)
Net unrealized gain on available for sale securities                         -               -              -          10,145
Acquisition of Company's stock                                      (1,671,227)              -              -               -
Dividend                                                                     -               -              -               -
                                                                     ---------            ----           ----           -----
Balance at September 30, 2000                                       92,146,830           5,873        680,225           6,460
                                                                    ==========           =====        =======           =====


(table is continued below)

                                                                                             Total
                                                               Retained        Treasury   shareholders'
                                                               earnings           stock          equity
                                                                 $ in thousands except share amounts



Balance at January 1, 2001 (audited)                           585,943        (117,490)      1,157,430

Unaudited

Net loss for the nine months ended September 30, 2001         (369,229)              -        (369,229)
Realization of loss on available for sale securities, net            -               -           1,013
Net unrealized loss on available for sale securities                 -               -          (3,133)
Amortization of deferred compensation expenses                       -               -           2,634
Cumulative effect of an accounting change, net
 [see Note 4(1)]                                                     -               -          (2,631)
Sale of Company's stock                                              -          27,171           5,294
Net unrealized gain on financial instruments                         -               -             424
                                                              --------          ------          -------
Balance at September 30, 2001                                  216,714         (90,319)        791,802

Balance at January 1, 2000 (audited)                           691,188         (71,440)      1,224,320

Unaudited

Net income for the nine months ended September 30, 2000      (*)21,314               -       (*)21,314
Employee stock options exercised and paid, net                       -               -           6,289
Conversion of convertible note into share capital                    -               -          84,150
Amortization of deferred compensation expenses                       -               -           2,258
Realization of gain on available for sale securities, net            -               -         (14,856)
Net unrealized gain on available for sale securities                 -               -          10,145
Acquisition of Company's stock                                       -         (48,880)        (48,880)
Dividend                                                       (13,834)              -         (13,834)
                                                               -------        --------       ----------
Balance at September 30, 2000                                  698,668        (120,320)      1,270,906
                                                               =======        ========       =========



(*)      Restated - see Note 4(2).
The accompanying notes are an integral part of these interim financial statements.




                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                                          $ in thousands except share amounts


Balance at July 1, 2001 (unaudited)                                 92,927,158           5,873        678,868          (1,106)

Unaudited

Net loss for the three months ended September 30, 2001                       -               -              -               -
Realization of loss on available for securities, net                         -               -              -           4,779
Net unrealized loss on available for sale securities                         -               -              -          (1,155)
Amortization of deferred compensation expenses                               -               -            657               -
Sale of Company's stock                                                407,756               -        (16,962)              -
Net unrealized loss on financial instruments                                 -               -              -          (5,547)
                                                                    ----------           -----        -------          -------
Balance at September 30, 2001 (unaudited)                           93,334,914           5,873        662,563          (3,029)
                                                                    ==========           =====        =======          =======


Balance at July 1, 2000 (unaudited)                                 92,058,614           5,869        677,161           8,637

Unaudited

Net income for the three months ended September 30, 2000                     -               -              -               -
Realization of gain on available for sale securities, net                    -               -              -          (3,685)
Net unrealized gain on available for sale securities                         -               -              -           1,508
Employee stock options exercised and paid, net                         108,216               4          2,424               -
Amortization of deferred compensation expenses                               -               -            640               -
Acquisition of Company's stock                                         (20,000)              -              -               -
Dividend                                                                     -               -              -               -
                                                                        -----            -----          -----           -----
Balance at September 30, 2000 (unaudited)                           92,146,830           5,873        680,225           6,460
                                                                    ==========           =====        =======           =====

(table is continued below)

                                                                                                  Total
                                                               Retained        Treasury   shareholders'
                                                               earnings           stock          equity
                                                                  $ in thousands except share amounts


Balance at July 1, 2001 (unaudited)                            293,501        (108,668)        868,468

Unaudited

Net loss for the three months ended September 30, 2001         (76,787)              -         (76,787)
Realization of loss on available for securities, net                 -               -           4,779
Net unrealized loss on available for sale securities                 -               -          (1,155)
Amortization of deferred compensation expenses                       -               -             657
Sale of Company's stock                                              -          18,349           1,387
Net unrealized loss on financial instruments                         -               -          (5,547)
                                                                 -----          ------          ------
Balance at September 30, 2001 (unaudited)                      216,714         (90,319)        791,802
                                                               =======         =======         =======


Balance at July 1, 2000 (unaudited)                         (*)696,923        (119,720)   (*)1,268,870

Unaudited

Net income for the three months ended September 30, 2000      (*)6,466               -        (*)6,466
Realization of gain on available for sale securities, net            -               -          (3,685)
Net unrealized gain on available for sale securities                 -               -           1,508
Employee stock options exercised and paid, net                       -               -           2,428
Amortization of deferred compensation expenses                       -               -             640
Acquisition of Company's stock                                       -            (600)           (600)
Dividend                                                        (4,721)              -          (4,721)
                                                                ------            ----          ------

Balance at September 30, 2000 (unaudited)                      698,668        (120,320)      1,270,906
                                                               =======        ========       =========


(*)      Restated - see Note 4(2).

The accompanying notes are an integral part of these interim financial statements.




Consolidated Statement of Cash Flows


                                                                                                   Nine months ended
                                                                                              September 30       September 30
                                                                                                      2001               2000
                                                                                               (Unaudited)     (Unaudited)(*)
                                                                                            $ in thousands     $ in thousands


Cash flows for operating activities

Net income (loss)                                                                                (369,229)            21,314

Adjustments to reconcile net income (loss) to cash used in operating activities:

Depreciation and amortization                                                                      53,693             54,307
Cumulative effect of an accounting change, net                                                     (1,703)            27,923
Amortization of deferred compensation
 (including subsidiaries)                                                                           5,175              4,304
Loss (gain) on sale of property and equipment                                                          69               (147)
Impairment of assets                                                                              132,610                  -
Capital loss (gain), net                                                                           15,266            (32,680)
Other - net (mainly long-term deferred taxes)                                                        (880)            (1,755)
In-process research and development costs                                                               -             28,770
Company's equity in results of investee companies                                                     604               (662)
Minority interest in net results of subsidiaries                                                    1,728                773
Decrease (increase) in short-term investments                                                      (3,275)            23,885
Decrease (increase) in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                                                14,979            (88,871)
Decrease in other receivables                                                                      22,629             11,801
Increase in prepaid expenses                                                                         (716)            (5,450)
Increase in recoverable costs and estimated earnings - not
 yet billed                                                                                       (29,199)            (5,610)
Decrease (increase) in inventories - including
 one-time write-off                                                                                55,227           (127,962)
Increase (decrease) in trade payable                                                              (67,513)            27,225
Increase (decrease) in other payables and accrued liabilities                                      14,044            (25,975)
Increase in other long-term liabilities                                                             7,599             10,581
Increase (decrease) in liability for employee severance
 benefits, net                                                                                      1,674             (1,227)
                                                                                                    -----             ------

Net cash used in operating activities                                                            (147,218)           (79,456)
                                                                                                 ========            =======

(*) Restated - see Note 4(2).


The accompanying notes are an integral part of these interim financial statements.



Consolidated Statement of Cash Flows




                                                                                                   Nine months ended
                                                                                              September 30       September 30
                                                                                                      2001               2000
                                                                                               (Unaudited)     (Unaudited)(*)
                                                                                            $ in thousands     $ in thousands


Cash flows for investing activities
Decrease in short-term investments, net                                                             9,085            115,984
Software development costs capitalized                                                            (16,069)           (20,168)
Investment in property, plant and equipment                                                       (26,272)           (52,236)
Proceeds from sale of property, plant and equipment                                                   997              1,641
Purchase of technology                                                                             (1,280)              (501)
Acquisition of investee companies                                                                    (883)           (12,504)
Long-term loans granted                                                                           (16,540)                 -
Long-term loans granted to investee companies                                                        (184)              (476)
Proceeds from sale of activities and shares of
 investee companies                                                                                 4,419             19,144
Proceeds from sale of available for sale securities                                                 4,297             65,125
Repayment of due from related party                                                                 2,275                  -
Acquisition of newly consolidated subsidiaries (see Note A)                                             -            (98,999)
Proceeds from realization of a subsidiary (see Note B)                                              4,119                  -
                                                                                                    -----

Net cash provided by (used in) investing activities                                               (36,036)            17,010
                                                                                                  -------             ------

Cash flows from financing activities
Exercise of employee stock options (net of share
 issue expenses)                                                                                        -              6,289
Exercise of employee stock options in a subsidiary
 (net of share issue expenses)                                                                          -                233
Proceeds from long-term debt                                                                      250,000                  -
Increase (decrease) in short-term credit, net                                                    (160,912)             1,004
Acquisition of Company's stock by a subsidiary                                                          -            (48,880)
Sale of Company's stock held by a subsidiary                                                        5,294                  -
Share issue expenses                                                                                    -               (850)
Dividend paid                                                                                        (481)           (13,731)
                                                                                                   ------            -------
Net cash provided by (used in) financing activities                                                93,901            (55,935)
                                                                                                   ------            -------

Effect of change in exchange rate on cash                                                           1,094                504
                                                                                                    -----                ---

 Changes in cash and cash equivalents                                                             (88,259)          (117,877)

 Cash and cash equivalents at beginning of period                                                 286,443            232,144
                                                                                                  -------            -------

Cash and cash equivalents at end of period                                                        198,184            114,267
                                                                                                  =======            =======


 (*) Restated - see Note 4(2).

The accompanying notes are an integral part of the financial statements.




                                                                                     Nine months ended
                                                                             September 30       September 30
                                                                                     2001               2000
                                                                              (Unaudited)        (Unaudited)
                                                                           $ in thousands     $ in thousands

A.       Acquisition of new subsidiaries

         Working capital (other than cash)                                             -             13,189
         Property, plant and equipment, net                                            -             (2,617)
         Goodwill                                                                      -            (80,801)
         In-process research and development                                           -            (28,770)
                                                                                ---------         ----------
                                                                                       -            (98,999)
                                                                                =========         ==========

B.       Proceeds from realization of a subsidiary
         Working capital (other than cash)                                           296                  -
         Property, plant and equipment, net                                          469                  -
         Inventories                                                               4,075                  -
         Investments                                                                (133)                 -
         Capital losses                                                             (588)                 -
                                                                                ----------        -----------
                                                                                   4,119                  -
                                                                                ==========        ===========

C.       Non-cash activities
         Conversion of convertible notes into share capital                            -             85,000
         Sale of fixed assets for shares in investee company                       1,017                  -
         Exchange of share in investee companies                                     449                  -






The accompanying notes are an integral part of these interim financial statements.





Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 1 - General

         These are interim consolidated financial statements, in a condensed format, as of September 30, 2001 and for the nine and three-month periods then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2000 and their accompanying notes.

         The Company's Board of Directors approved Management's recommendation that the company be split- up into five additional companies which will engage in different activities, as follows:
         Access (Inovia), Transport (Enavis), Optical Networks
         (Lightscape), Next generation Telephony Solutions (NGTS) and Wireless (Innowave).

         Implementation of the split up is subject to receipt of various approvals where necessary in accordance with law, including approvals of the Income Tax Authorities, the Company's shareholders and the court, as well as the readiness and preparedness of the different activities targeted for separation.

         As of the balance sheet date, new subsidiaries have been established and the related employees have been transferred to them and operate as branches of the Company till the date that the assets (including intangibles) and liabilities will be transferred into the new companies.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 4(1) below.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (Regulation S-X: Item 210.10 - 01).


Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars.




Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 4 - Accounting Changes

         1. As of the beginning of 2001, the Company has adopted SFAS No. 133 "Accounting for derivative Instruments and Hedging Activities". The new standard requires the recognition of all derivative financial instruments as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. Changes in the fair values of those derivatives are reported as current operations or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting results associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged.

                  The effect of adoption of SFAS 133 for the beginning of 2001 is recorded as cumulative effect of an accounting change, net in the statement of Income and statement of Comprehensive Income.

         2. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), became effective. SAB 101 deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of the year, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  The effect of the restatement of the major items for the nine and three month periods ended September 30, 2000, is as follows:


                                                       Nine months ended September 30,     Three months ended September 30,
                                                               2000 (Unaudited)                    2000 (Unaudited)
                                                     ----------------------------------     -------------------------------
                                                          As reported     As reported in       As reported     As reported in
                                                           previously    the comparative        previously    the comparative
                                                               in the   figures of these            in the   figures of these
                                                            financial          financial         financial          financial
                                                           statements         statements        statements         statements
                                                     ----------------   ----------------  ----------------   ----------------
                                                     ($ in thousands)   ($ in thousands)  ($ in thousands)   ($ in thousands)
                                                     ----------------   ----------------  ----------------   ----------------

                  A.  Income statement

                  Revenues                                   932,687            864,079           327,217            310,302
                  Gross profit                               424,356            385,468           144,234            135,679
                  Operating income                            41,850             11,481            12,026              5,426
                  Cumulative effect of
                   accounting change, net                          -             27,923                 -                  -
                  Net income                                  82,882             21,314            14,578              6,466
                  Net income net of purchase
                   of in-process R&D                         111,652             50,084            14,578              6,466



                                                       Nine months ended September 30,     Three months ended September 30,
                                                               2000 (Unaudited)                    2000 (Unaudited)
                                                       --------------------------------    --------------------------------
                                                          As reported     As reported in       As reported     As reported in
                                                           previously    the comparative        previously    the comparative
                                                               in the   figures of these            in the   figures of these
                                                            financial          financial         financial          financial
                                                           statements         statements        statements         statements
                                                       --------------    ---------------      ------------   ----------------
                                                                  US$                US$               US$                US$
                                                       --------------    ---------------      ------------   ----------------

                  B.  Earnings per share

                  Basic                                          0.9                0.24              0.16               0.07
                  Diluted                                        0.88               0.24              0.15               0.07


                  C. Revenues in amounts of approximately $ 18.1 million and $ 7 million were recognized in the nine and three month periods ended September 30, 2001, respectively. These revenues were deferred in respect of adoption of SAB 101.

         3.       In July 2001, the Financial Accounting Standards Board
                  (FASB) issued FASB Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" (FAS 141 and FAS 142). FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. In cases where recording of a provision for the decline in value of goodwill is required, the loss is to be presented as a separate line item in the statement of operations after taxes on income and before results of extraordinary items.

                  FAS 141 is being applied in the third quarter of 2001, while application and adoption of FAS 142 are to commence from the first fiscal year beginning after December 15, 2001. In the financial statements for the nine and three month periods ended September 30, 2001, amortization of goodwill was recorded in the amounts of $15.3 million and $4.7, respectively.

         4. In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets, other than goodwill, as well as to certain aspects of accounting and reporting provisions relating to the disposal of a business segment. FASB 144 will be effective as from the beginning of 2002 and the Company intends to adopt its instructions. Management believes that the adoption of FASB 144 will not have a material effect on the Company future consolidated financial statements.


Note 5 - Restructuring Costs, Impairment of Assets and Inventory Write-Off

         A. Restructuring, impairment and inventory write-off for the nine and three month periods ended September 30, 2001

         During the nine months period ended September 30, 2001 the Company's management had to adjust their forecast for the next year turnover significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Based on an updated estimate and business plans formulated by the managements of the new subsidiaries, it has been decided by management to dismiss approximately 1,000 employees (in addition to the decision to dismiss 365 employees in December 2000), as well as abandoning manufacturing and marketing of certain product lines. In addition marketing activities in certain geographic areas will be terminated.

         1.       Inventory write-off

                  Following the adjusted budget from the first quarter of 2001 and abandonment of products as described above, at the nine months period ended September 30, 2001, the Company management wrote-off (in the first quarter of 2001) inventories amounted to $ 95,020 thousand which in their estimation, reflects a write-off in the value of inventory to its realizable value.

         2.       Impairment of assets and restructuring costs

                  a. During the second quarter of 2000, the Company acquired two activities in the United States in the amount of approximately $ 110 million. These acquisitions relate to:


                  Winnet Metropolitan Communication System Inc.        - developing product for
                                                                         broadband wireless systems

                  WavePacer DSL division                               - developing product for access
                                                                         solution.


                  During the accounting period, due to the significant changes evidenced by the worldwide telecommunication industry and their reflection on the Company, it was decided to abandon the above-mentioned development operations.

                  Accordingly, the financial statements of the first quarter of 2001 included the following provisions:

                  1. Write-down of long-lived assets (goodwill and other intangibles), relating to the acquisition cost of the above mentioned activities in the amount of $ 67.4 million (recorded as "impairment of assets") which reflect management's estimation of the unrecoverable amounts related to the said assets. In determining the amount of the write-down, the Company followed the guidance of FAS 121 using a discounted cash flow model for the foreseeable future cash flows to be realized for these assets. In addition, the impairment write-down includes an amount of $ 4.5 million, related mainly to the fixed assets of said activities.

                  2. Expenses in the amount of $ 6 million associated with costs which the company will bear upon termination of the said activities (recorded as restructuring costs).

                  b. Due to material developments in the Enavis area of activity and the effect thereof on the results of operations, which is expressed, among other things, by a decline in sales of about half compared with the preceding quarters, and after Management examined the updated forecast of cash flows of Enavis's activity, which may be utilized as stated in SFAS 121, the goodwill of the aforesaid activity was written-down in the third quarter of 2001, in the amount of $ 44 million.

         3. Impairment of other acquired intangibles and fixed assets in the amount of $ 16.7 million (of which $ 2.8 million was in the third quarter of 2001) and a spin-off expense in the amount of $ 10.2 million (of which $ 1.5 million was in the third quarter of 2001) has been recorded in the nine month period ended September 30, 2001.

         B. Restructuring, exit and spin-off expenses for the year ended December 31, 2000

         In conjunction with the restructuring decided upon by the Company's management and recorded at the end of year 2000, all employees left the Company's employ by the date of the approval of these financial statements.

Note 6 - Liens on Assets

         Some of the Company's existing and future indebtedness to certain Israeli banks are secured by liens on certain assets and rights and by negative pledges for unlimited amounts on all of the Company's assets. As a condition to the continued extension of the credit by the banks, and pursuant to the terms of the negative pledge, commencing with the third quarter of the year of account ("the initial Date") the Company has committed to maintain certain financial ratios, such as, total shareholders' equity, shareholders' equity to assets, current ratio, and operating income to sales. In the third quarter of 2001, the Company was not in compliance with some of the said financial ratios. In the opinion of Company Management, based on its discussions with the banks, application of the Initial Date will be postponed.

Note 7 - Legal Procedures

         A. Six putative shareholder class action lawsuits were filed on and after June 12, 2001 against the Company and certain of its current and former officers and directors. The lawsuits purport to be class actions filed on behalf of purchasers of the shares of the Company during the period May 2, 2000 through February 14, 2001 ("investment period"). Plaintiffs allege a fraudulent scheme, a deceptive course of business and the dissemination of false and misleading financial statements that injured purchasers of ECI stock during the investment period.

                  The Court appointed Lead Plaintiffs and Lead Counsel on September 28, 2001. On October 5, 2001, Lead Plaintiffs filed a First Amended and Consolidated Class Action Complaint. By motion dated October 26, 2001, Defendants moved to dismiss the Consolidated Class Action Complaint. Pursuant to the Private Securities Litigation Reform Act of 1995, all discovery is stated pending a decision with respect to Defendants' motion to dismiss and will be provided to the parties after publication of the aforesaid financial statements.

                  The Company believes that plaintiffs' claims have no basis and intends to vigorously defend the actions.

         B. Due to the process of reduction of the number of employees, pursuant to the Company's plan of reorganization, during the period of the report a number of demands and lawsuits have been submitted to the Company by former employees, who were employed under personal employment contracts, for receipt of increased severance pay benefits. In the estimation of Company's management, based on an opinion of its legal advisors, the aforesaid demands will be rejected and, therefore, no provision has been recorded in the financial statements in respect thereof.

Note 8 - Inventories

         Consist of the following:


                                                                               September 30        December 31
                                                                                    (*)2001               2000
                                                                            ---------------    ----------------
                                                                                 (Unaudited          (Audited)
                                                                            ---------------    ----------------
                                                                           ($ in thousands)   ($ in thousands)
                                                                           ----------------   -----------------

         Raw materials and components                                              161,102            182,035
         Work in process                                                            68,310             77,348
         Finished products                                                         101,588            130,918
                                                                                ------------        -----------
                                                                                   331,000            390,301
                                                                                ============        ============

         (*) See also Note 5A (1) regarding inventory write-off.



Note 9 - Segment Reports


         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L) prepared on a basis which is not necessarily consistent with U.S. generally accepted accounting principles.

         Name of the Segment               Segment's Activity
         -------------------               ------------------
         Inovia                            Access
         NGTS                              New Generation Telephony Solution
         Lightscape                        Optical Networks
         Innowave                          Wireless
         Enavis                            Transport
         EcTel                             Fraud Systems


         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect its presentation to the management.



                                                          Nine months ended September 30, 2001 (Unaudited)
                           -----------------------------------------------------------------------------------------------------
                            Lightscape     Enavis       Innowave       Inovia        NGTS      EcTel       Other    Consolidated
                              $ in          $ in         $ in          $ in         $ in       $ in        $ in        $ in
                            thousands     thousands     thousands     thousands   thousands   thousands   thousands   thousands
                            ---------     ---------     ---------     ---------   ---------   ---------   --------- ------------
Revenues                    162,077        84,255       100,729        232,790       63,583    58,322      80,117     781,873
                            =======        ======       =======        =======       ======    ======      ======     =======

Gross profit (loss)          32,134        38,863        32,581        (41,962)      25,140    34,685      19,757     141,198
Operating expenses           71,036        49,261        49,473         64,338       46,650    25,777      28,159     334,694
Impairment of assets              -        44,425        36,980         39,806        7,569         -       3,830     132,610
Restructuring and
  spin-off expenses           1,513         2,713         4,400          4,209          695         -       2,719      16,249
                            -------       -------       -------       --------      -------    ------     --------   --------
Operating profit (loss)     (40,415)      (57,536)      (58,272)      (150,315)     (29,774)    8,908     (14,951)   (342,355)
                            ========      ========      ========      ========      =======    ======     ========   =========

                                                           Nine months ended September 30, 2000 (Unaudited)
                            ------------------------------------------------------------------------------------------------------
                            Lightscape     Enavis       Innowave       Inovia         NGTS      EcTel       Other   Consolidated
                              $ in          $ in         $ in          $ in         $ in       $ in        $ in       $ in
                            thousands     thousands     thousands     thousands   thousands   thousands   thousands  thousands

Revenues                    203,386       107,885        65,789       202,812       139,551    42,830     101,826     864,079
                            =======       =======        ======       =======       =======    ======     =======     =======

Gross profit                100,492        60,212        34,274        33,522        98,177    24,809      33,982     385,468
Operating expenses           76,384        44,529        37,880        67,129        64,622    19,137      33,557     343,238
Restructuring expenses            -             -             -             -             -         -       1,979       1,979
Purchase of in-process
  research
  and development                 -             -         8,270        20,500             -         -           -      28,770
                            -------       -------       -------       -------       -------    ------      -------    -------
Operating profit (loss)      24,108        15,683       (11,876)      (54,107)       33,555     5,672      (1,554)     11,481
                            =======       =======       ========      =======       =======    =======     =======    =======



                                                            Three months ended September 30, 2001 (Unaudited)
                           --------------------------------------------------------------------------------------------------
                            Lightscape     Enavis     Innowave     Inovia        NGTS      EcTel       Other    Consolidated
                              $ in          $ in       $ in        $ in         $ in       $ in        $ in        $ in
                            thousands     thousands   thousands   thousands   thousands   thousands   thousands   thousands
                            ---------     ---------   ---------   ---------   ---------   ---------   --------- -------------

Revenues                     53,619       17,002       30,976     92,300       23,794      20,801      24,434    262,926
                             ======      =======      =======    =======      =======     =======      ======    ========

Gross profit                 21,478        7,997       12,848      5,636       16,954      12,399       5,777     83,089
Operating expenses           21,361       12,338       15,164     19,347       14,786       9,155       7,764     99,915
Impairment of assets              -       44,425          478      1,910            -           -           -     46,813
Restructuring and
  spin-off
  expenses                        -            -          294          -            -           -       1,205      1,499
                             -------     --------      -------   --------     --------     ------     -------    -------
Operating profit (loss)         117      (48,766)      (3,088)   (15,621)       2,168       3,244      (3,192)   (65,138)
                             ========    ========      =======   =========    ========     =======    ========   ========



                                                                Three months ended September 30, 2000 (Unaudited)
                           --------------------------------------------------------------------------------------------------
                            Lightscape     Enavis     Innowave     Inovia        NGTS      EcTel       Other    Consolidated
                              $ in          $ in       $ in        $ in         $ in       $ in        $ in        $ in
                            thousands     thousands   thousands   thousands   thousands   thousands   thousands   thousands
                            ---------     ---------   ---------   ---------   ---------   ---------   --------- -------------

Revenues                     70,108       36,941       19,617     71,508       57,863      15,434      38,831    310,302
                             ======       ======       =======    ======       ======      ======      ======    =======

Gross profit                 32,095       21,337        9,816      7,161       43,349       9,157      12,764    135,679
Operating expenses           25,144       17,180       15,425     25,569       24,374       7,007      13,575    128,274
Restructuring expenses            -            -            -          -            -           -       1,979      1,979
                             -------      ------       -------   --------      ------      ------      ------    --------
Operating profit (loss)       6,951        4,157       (5,609)   (18,408)      18,975       2,150      (2,790)     5,426
                             =======      ======       =======   ========      ======      ======      =======   ========



                                                           ECI Telecom Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 10 - Subsequent Event

         In November 2001, the Company signed a binding agreement for sale of the activities of the Business Systems Division (hereinafter - "the Division"), including its assets and liabilities, for a consideration of $ 12.4 million. The aforesaid sale will have no additional effect on the statement of operations. The Division's sales for the nine and three month periods ended September 30, 2001 totaled approximately $ 45.5 million and $ 14 million, respectively (corresponding periods in 2000: approximately $ 62 million and $ 21 million, respectively).

Note 11 - Material Differences Between US and Israeli GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         o According to U.S. GAAP, available-for-sale securities are stated at market value. Any increase in their value is shown separately in shareholders' equity. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any increase in their value is shown in the income statement. Quoted securities which do not meet the definition are shown at cost.

         o According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.

         o In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), became effective. SAB 101 deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of the year, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000 - if, in the opinion of management, they are appropriate to the economic and business environment in which the Company operates. Data already published may not be restated.

         o Commencing January 1, 2001, the Company has adopted Standard 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements, based on the change in the currency rates of exchange during the reported period.

         The effects on the financial statements are as follows:

         A.       Consolidated Statements of Income


                                         Nine months ended September 30, 2001            Nine months ended September 30, 2000
                                        -----------------------------------------       ---------------------------------------
                                                                        According                                      According
                                                                        to Israeli         As                          to Israeli
                                         As reported    Adjustment         GAAP         reported(*)      Adjustment      GAAP
                                           $ in         $ in              $ in            $ in           $ in            $ in
                                         thousands      thousands       thousands       thousands       thousands       thousands
                                        (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                        -----------    -----------     ----------      -----------     -----------     -----------

 Revenues                                  781,873        (33,308)        748,565         864,079          68,608         932,687
 Cost of revenues (including
   inventory write-off)                    640,675        (10,978)        629,697         478,611          29,720         508,331
 Selling and marketing
   expenses                                139,403         (1,175)        138,228         163,626           7,383         171,009
 General and administrative
   expenses                                 67,307              -          67,307          55,917           1,136          57,053
 Financial expenses                        (22,414)        (3,285)        (25,699)         (7,684)              -          (7,684)
 Financial income                           27,519              -          27,519          20,076          10,094          30,170
 Other income (expenses)                   (32,689)             -         (32,689)         30,858         (11,171)         19,687
 Taxes on income                               527            678           1,205          (5,383)         (3,634)         (9,017)
 Company's equity in results
   of investee companies, net                 (604)             -            (604)            662           3,276           3,938
 Cumulative effect of an
   accounting change, net                    1,703         (1,703)              -         (27,923)         27,923               -
 Net income (loss)                        (369,229)       (25,465)       (394,694)         21,314          56,857          78,171



                                             Three months ended September 30, 2001        Three months ended September 30, 2000
                                         -----------------------------------------      ----------------------------------------
                                                                        According                                      According
                                                                        to Israeli         As                          to Israeli
                                         As reported    Adjustment         GAAP         reported(*)      Adjustment      GAAP
                                           $ in         $ in              $ in            $ in           $ in            $ in
                                         thousands      thousands       thousands       thousands       thousands       thousands
                                        (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                        -----------    -----------     ----------      -----------     -----------     -----------

 Revenues                                262,926         (7,175)        255,751         310,302          16,915         327,217

 Cost of revenue                         179,837         (2,914)        176,923         174,623           8,360         182,983

 Selling and marketing expenses           40,760              -          40,760          60,586           1,418          62,004

 General and administrative
   expenses                               22,069              -          22,069          20,590             537          21,127

 Financial expenses                       (5,646)         5,689              43          (3,164)              -          (3,164)

 Financial income                          6,095         (5,043)          1,052           6,797          (3,401)          3,396

 Other income (expenses)                 (12,121)             -         (12,121)           (746)              -            (746)

 Taxes on income                          (1,340)        (2,752)         (4,092)         (1,646)          1,424            (222)

 Company's equity in results
   of investee companies, net               (850)             -            (850)            648           1,512           2,160

 Net income (loss)                       (76,787)        (6,367)        (83,154)          6,466           6,135          12,601

 (*)  Restated - see Note 4(2).



         B.       Consolidated Balance Sheets


                                                  As at September 30, 2001                        As at December 31, 2000
                                         -----------------------------------------     -----------------------------------------
                                                                        According                                      According
                                                                        to Israeli         As                          to Israeli
                                         As reported    Adjustment         GAAP         reported(*)      Adjustment      GAAP
                                           $ in         $ in              $ in            $ in           $ in            $ in
                                         thousands      thousands       thousands       thousands       thousands       thousands
                                        (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                        -----------    -----------     ----------      -----------     -----------     -----------

Trade receivables                          357,010         14,484         371,494         405,711          47,792         453,503

Inventories                                331,000         (4,434)        326,566         390,301         (15,412)        374,889

Other assets                                70,339          2,017          72,356         208,065           2,000         210,065

Other payables and accrued
   liabilities                             219,254              -         219,254         212,190           1,175         213,365

Accumulated other comprehensive
   income (loss)                            (3,029)         3,029               -           1,298          (1,298)              -

Shareholders'equity                        791,802         12,067         803,869       1,157,430          33,205       1,190,635



                              ECI Telecom Ltd.
                            Interim Consolidated
                            Financial Statements
                                (Unaudited)
                          As at September 30, 2001